UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 0-21714

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Commercial & Savings Bank

401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CSB Bancorp, Inc.

91 North Clay Street

Millersburg, OH 44654

REQUIRED INFORMATION

1.	Audited Financial Statements and Supplemental Schedule of The Commercial & Savings Bank 401(k) Retirement Plan Including:

The Report of Independent Registered Public Accounting Firm; Statement of Net Assets Available for Benefits as of December 31, 2022, and 2021; and Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2022, and 2021.

2.	Exhibit 23
Consent of Independent Registered Public Accounting Firm – S.R. Snodgrass, P.C.

THE COMMERCIAL & SAVINGS BANK

401(k) RETIREMENT PLAN

MILLERSBURG, OHIO

AUDIT REPORT

DECEMBER 31, 2022

THE COMMERCIAL & SAVINGS BANK

401(k) RETIREMENT PLAN

DECEMBER 31, 2022

Page
Number
Report of Independent Registered Public Accounting Firm	1 - 2
Statement of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5 - 9
Supplemental Information	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of The Commercial & Savings Bank 401(k) Retirement Plan

Millersburg, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Commercial & Savings Bank 401(k) Retirement Plan (the “Plan”) as of December 31, 2022 and 2021; the related statements of changes in net assets available for benefits for the years then ended; and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

1.

Supplemental Information

The supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2006.

/s/ S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania

June 29, 2023

2.

THE COMMERCIAL & SAVINGS BANK

401(k) RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31,	2022	2021
ASSETS
Participant directed investments at fair value:
Money market mutual funds	$1,191,167	$1,611,872
Mutual funds	19,742,191	24,717,442
CSB Bancorp Inc. common stock	4,336,062	4,141,062
Total participant directed investments	25,269,420	30,470,376

Cash and cash equivalents (overdrafts)	12,947	(1,250)
Employer profit sharing contributions receivable	321,472	298,882
Notes receivable from participants	229,446	260,161
Interest receivable	6,418	727
Total assets available for benefits	25,839,703	31,028,896

LIABILITIES

Net assets available for benefits	$25,839,703	$31,028,896

The accompanying notes are an integral part of these financial statements.

3.

THE COMMERCIAL & SAVINGS BANK

401(K) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31,	2022	2021
ADDITIONS IN NET ASSETS ATTRIBUTED TO:
Net (depreciation) appreciation in fair value of investments	$(6,116,571)	$2,343,777
Interest and dividends	694,812	1,260,355
Common stock dividends	143,085	132,008
Total investment (loss) income	(5,278,674)	3,736,140

Interest income on notes receivable from participants	11,150	14,128

Employee contributions	755,978	745,988
Rollover contributions	86,963	893,615
Employer contributions	722,990	693,141
Total contributions	1,565,931	2,332,744
Total investment (loss) income and contributions	(3,701,593)	6,083,012

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	1,485,390	2,201,037
Administrative fees	2,210	2,470
Total deductions	1,487,600	2,203,507
Change in net assets available for benefits	(5,189,193)	3,879,505

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of the year	31,028,896	27,149,391
End of the year	$25,839,703	$31,028,896

The accompanying notes are an integral part of these financial statements.

4.

THE COMMERCIAL & SAVINGS BANK

401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of The Commercial & Savings Bank 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering the employees of The Commercial and Savings Bank (the “Bank”), who have completed three months of service, attained age 21, and completed required service hours. The Plan includes both a 401(k) before-tax and after-tax savings features, which permit participants to defer compensation under Section 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Board of Trustees is responsible for oversight of the Plan. The Investment Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Plan’s Board of Trustees.

Contributions

Plan participants may defer and contribute up to 100 percent of their annual compensation, as defined in the Plan’s agreement, subject to certain limitations as specified in the Internal Revenue Code. The Plan presently offers twenty mutual funds, a money market fund, and CSB Bancorp, Inc., common stock as investment options for Plan participants.

Beginning January 1, 2018, the plan is designed to qualify as a “Safe Harbor 401(K) Plan”. The Bank has agreed to make periodic Safe Harbor Matching Contributions of 100 percent of each participant’s elective deferral contribution, up to a maximum of 4 percent of eligible compensation (as defined). The Plan also stipulates the Bank may make discretionary profit-sharing contributions. To receive the annual profit-sharing contributions, generally a participant must be employed at the Bank on the last day of the Plan year and must have worked at least 1,000 hours during the Plan Year. The Bank’s profit-sharing contributions are generally made in the first quarter subsequent to the Plan’s year end. At December 31, 2022 and 2021 the Plan had recorded a receivable for the profit-sharing contribution of $321,472 and $298,882, respectfully, which the Plan believes are fully collectible.

Participant Accounts

Each participant’s account is credited with the participant’s compensation deferral contribution, an allocation of the Bank’s matching and profit-sharing contributions, and an allocation of the investment earnings or loss of the funds in which the participant chooses to invest.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately 100% vested in their voluntary contributions and the Bank’s contributions plus or minus actual earnings or losses thereon. Participants are fully vested for matching and profit-sharing contributions when they are paid.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant's account and bear fixed interest rates of 4.25 to 7.25 percent, which is commensurate with local prevailing rates at the loan origination date, as determined by the plan administrator. For active employees, principal and interest is paid ratably through bi-weekly payroll deductions. Principal and interest become due and payable in full upon the Participant’s termination of employment.

5.

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Payment of Benefits

The normal retirement date is the date a participant reaches age 59.5. When a participant reaches the normal retirement date, terminates employment with the Bank, becomes totally disabled, or dies while participating in the Plan, they are entitled to receive the vested amount in their individual account.

If a participant dies before receiving all of the benefits in their account, the surviving spouse will receive the remainder in the participant’s account as, a lump sum or in installments. If the participant is not married at the time of death, the participant’s beneficiary may elect to receive the remainder in the account in either a lump sum or in installments.

If benefits are elected to be received in installments, the installments may be made monthly, quarterly, or annually over a period not to exceed the participant’s life expectancy or the joint life expectancy of the participant and designated beneficiary at the time the election is made.

Forfeitures

There was no forfeiture activity for the years ended December 31, 2022, and December 31, 2021.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ significantly from those estimates.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022, or 2021. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. The fair value of mutual funds is determined using the quoted net asset value of the specified fund. The fair value of CSB Bancorp, Inc. common stock is determined based on a quoted market price. Cash equivalents are valued at cost, which approximates fair value.

The net (depreciation) appreciation in fair value of investments includes gain and loss on investments purchased and sold, as well as held during the year. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

6.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Excess Contribution Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. There were no excess contributions on December 31, 2022, and 2021.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain administrative functions are performed by officers and employees of the Bank. No such officer or employee receives compensation from the Plan. Certain other administrative expenses relating to participant record keeping, investment trust services, plan audit and Form 5500 preparation are paid directly by the Bank. Such costs amounted to $194,338 and $198,422 for the years ended December 31, 2022, and 2021, respectively.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100 percent vested in their accounts.

NOTE 4 - TAX STATUS

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability or asset if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2020. On June 30, 2020, the Internal Revenue Service issued a letter to Retirement Direct LLC., provider of the Bank’s Prototype Plan, that the form of Plan submitted was acceptable for use by employers for the benefit of their employees in accordance with applicable sections of the Internal Revenue Code. As a result, the Plan Administrator believes that the plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 5 – RELATED-PARTY TRANSACTIONS

The Plan investments are administered by The Commercial & Savings Bank Trust Department (Trustee).

The Plan invests in the common stock of the Bank parent. Therefore, these transactions qualify as party-in-interest transactions. Other transactions which may be considered parties-in-interest transactions relate to normal Plan management and administrative services. Additionally, the expenses paid by the Bank on behalf of the Plan, as described in the Administrative Expenses section of Note 2, qualify as related-party transactions.

7.

NOTE 6 – FAIR VALUE MEASUREMENTS

The Plan provides disclosures about assets and liabilities carried at fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs. The three broad levels of the fair value hierarchy are described below:

Level I:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level II:

Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.

Level III:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.

Money Market Mutual Funds: Valued at $1, as reported on deposit for the Plan at the Trustee and as reported on the securities exchange on which the Funds are traded.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the Fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8.

NOTE 6 – FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	December 31, 2022
	Level I	Level II	Level III	Total
Money Market Mutual Funds	$1,191,167	$-	$-	$1,191,167
Mutual funds	19,742,191	-	-	19,742,191
Common Stock:
Financial	4,336,062	-	-	4,336,062
Total assets at fair value	$25,269,420	$-	$-	$25,269,420

	December 31, 2021
	Level I	Level II	Level III	Total
Money Market Mutual Funds	$1,611,872	$-	$-	$1,611,872
Mutual funds	24,717,442	-	-	24,717,442
Common Stock:
Financial	4,141,062	-	-	4,141,062
Total assets at fair value	$30,470,376	$-	$-	$30,470,376

NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Plan discloses the estimated fair value of its financial instruments. Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract, which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

Participant-directed investments, employer profit sharing contributions receivable, notes receivable from participants, interest receivable, cash and cash equivalents, and cash overdrafts would be considered financial instruments. On December 31, 2022, and 2021, the carrying amounts of these financial instruments approximate fair value.

NOTE 8 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits. As of December 31, 2022, and 2021, 16.78% and 13.35% of the Plan’s net assets were invested in shares of CSB Bancorp, Inc. common stock, respectively.

9.

SUPPLEMENTAL SCHEDULE

THE COMMERCIAL & SAVINGS BANK

401(k) RETIREMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AT YEAR END

EMPLOYER IDENTIFICATION NUMBER 34-0159850

PLAN NUMBER - 002

DECEMBER 31, 2022

	Description of investment, including maturity date, rate of interest, collateral or cost
Identity of issuer	Shares	Current Value
Money Market Mutual Funds:
Federated Government Obligations Fund	1,191,167	$1,191,167
Mutual Funds:
Baird Core Plus Bond Inst	31,487	310,773
Federated Hermes Short-Intermediate	81,879	803,234
T Rowe Price Capital Appreciation	104,076	3,093,136
T Rowe Price Growth Stock Fund	55,661	3,435,394
Vanguard GNMA Fund Admiral	96,254	884,570
Vanguard 500 Index Fund Admiral	6,446	2,282,702
Vanguard Emerging Markets	10,019	324,704
Vanguard Inflation-Protected Securities	26,102	604,262
Vanguard International Value Fund Investor	42,655	1,524,484
Vanguard Mid-Cap Index Fund Admiral	11,530	2,911,084
Vanguard Small Cap Growth Index Fund Admiral	28,705	2,024,021
Vanguard Target Retirement 2020 INV	3,202	81,200
Vanguard Target Retirement 2025 INV	22,724	379,035
Vanguard Target Retirement 2030 INV	11,890	372,977
Vanguard Target Retirement 2035 INV	5,509	106,595
Vanguard Target Retirement 2040 INV	1,543	52,459
Vanguard Target Retirement 2045 INV	6,601	150,641
Vanguard Target Retirement 2050 INV	3,119	117,882
Vanguard Target Retirement 2055 INV	5,141	216,796
Vanguard Target Retirement 2060 INV	1,706	66,242
		19,742,191
**Participant loans	interest rate of 4.25% - 7.25%; maturing in years 2023 through 2027	229,446
**Common Stock - CSB Bancorp, Inc.	112,625	4,336,062
Cash and cash equivalents		12,947
Total		$25,511,813

**Denotes a party-in-interest

10.

EXHIBITS INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm

11.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Commercial & Savings Bank 401(k) Retirement Plan
DATE June 29, 2023	/s/ Jason Myers Jason Myers as Plan Administrator

12.